EXHIBIT 4.01

AEGON USA Investment Management, LLC

2003 Long-Term Incentive Plan

1. Premise

The purpose of the AEGON USA Investment Management, LLC. Long-Term Incentive Plan (the “Plan”) is to reward key employees of the AEGON USA Investment Division (the “Investment Division”) who contribute to performance of the Investment Division.

2. Term

The period beginning January 1, 2003 and ending December 31, 2005.

3. Participants

Employees recommended by Investment Division Senior Management and approved by the Chief Investment Officer (“CIO”) shall be designated as participants (“Participant”) in the Plan. An employee must be actively employed as of the first business day of the Term in order to be eligible for participation. The CIO may approve exceptions to this in his sole discretion.

4. Awards

4.1 Participation Levels

Participation levels shall be determined by the CIO. A Participant’s participation level is the percentage of his or her base salary at the beginning of the Plan Term. The CIO reserves the discretion to admit participants during the Plan year; the participant’s base salary at the time of admittance will be used to calculate any awards due.

4.2 Eligibility for the Award

No Participant has any vested rights in the Plan and must be actively employed at the end of the Plan Term or have terminated employment by reason of death, disability or normal retirement to be eligible for an award under the Plan. Disability will be determined by the CIO in accordance with the determination of such Participant as disabled under the long-term disability plan of AEGON USA, Inc. (the “Company”). Normal Retirement shall occur on or after the normal retirement date of an employee under the Company’s pension or retirement plan. Except as provided above, prior to that time, no Participant shall have any vested rights to an award under the Plan unless the CIO determines in his sole discretion that it is in the best interest of the Investment Division to do so.

4.3 Team, Divisional and Individual Goals

Awards will be based on the average of the Participant’s Short-Term Incentive Compensation Plan (“STIC”) results (expressed as a percentage relative to the STIC target) for each of the three years constituting the Plan term. Awards will be calculated in accordance with the attached example, “Exhibit A”. A Participant’s three-year average Performance Factor must be .50 or above to receive an award.

4.4 Payment upon Death, Disability, Termination

A Participant who has died, retired, or become disabled during the Plan Term shall be eligible to receive a partial award under the Plan, based on the portion of the Plan Term completed prior to such event. In addition, a Participant who otherwise terminates employment prior to the end of the Term and who the CIO has approved as eligible for an award shall be eligible to receive a partial award under the Plan, based on the portion of the Plan Term completed prior to his termination.

In the event the Participant has died, payment will be made to his/her named beneficiary, or if none, his/her spouse, if living, otherwise his/her children in equal shares, otherwise his/her estate.

4.5 Form and Time of Payment

Payment of the total award for which a Participant is eligible under the Plan shall be made one-half in cash and one-half in the AEGON N.V. stock at the market price at the close of the first business day of the Plan Term.

Payment will be made to the Participant as soon as possible after the end of the Plan Term, but payment may be made to a terminated vested participant at such time as the CIO determines.

5. Forfeiture of an Award

A participant loses rights to any unpaid amount if such participant is determined by the CIO to have, (1) within two years after the earlier of the (i) termination of employment with the Company or a subsidiary or (ii) the expiration of the Plan Term, used information obtained through such participant’s employment with the Company or a subsidiary to knowingly cause or attempt to cause competitive damage to the Company or subsidiary or (2) either before or after termination of employment with the Company or a subsidiary, committed a felony or misdemeanor against the Company or a subsidiary thereof.

6. Administration

The Plan shall be administered by the CIO. The CIO shall determine all questions of interpretation and application of the Plan, including determination of whether the goals set forth on Exhibit A are met, whether a Participant is eligible for an award or whether an award is to be paid or forfeited under the Plan.

7. Extraordinary Events Affecting the Company

In the event of a merger, sale of assets, sale of stock, consolidation, corporate reorganization or any other extraordinary event affecting the Company or any of its subsidiaries, the CIO will use his best efforts to make any appropriate determinations and adjustments it considers necessary to preserve substantially the rights and benefits of Participants and beneficiaries.

8. Miscellaneous Provisions

8.1 Non-Transferability

A Participant may not assign, sell, encumber, transfer or otherwise dispose of any rights or interests under the Plan and any attempted disposition shall be null and void. Payments will be made only to a Participant or a beneficiary entitled to receive the payment or to the Participant’s or beneficiary’s authorized legal representative. Deposit of any sum in any financial institution to the credit of any Participant or of any beneficiary shall constitute payment to the Participant or beneficiary.

8.2 No Employment Right

Neither this Plan nor any action taken under the Plan will be construed as giving any individual any right to be retained as an officer or employee of the Company or any of its subsidiaries.

8.3 Tax Withholding

Either the Company or a subsidiary, as appropriate, shall have the right to deduct from any payment made from the Plan any federal, state, local or employment taxes which it deems are required by law to be withheld. In the case of payments in AEGON N.V. stock, the Participant or beneficiary receiving the stock may be required to pay to the Company or a subsidiary an amount required to be withheld with respect to the payment of such AEGON N.V. stock. At the request of a Participant or beneficiary, or as required by law, any sums required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

8.4 Government and Other Regulations

The obligation of AEGON USA Investment Management, LLC or the Company to make payment on account of Awards is subject to all applicable laws and regulations and to any approvals by government agencies as may be required. Some AEGON N.V. stock paid may in certain circumstances be exempt from registration under the Securities Act of 1933 and the Company may restrict its transfer in any manner as it deems advisable to ensure an exempt status.

8.5 Governing Law

All matters relating to this Plan or to Awards granted by the Plan will be governed by the laws of the State of Iowa without regard to the principles of conflict of laws.

8.6 Gender

The masculine gender, where appearing in the Plan, will be deemed to include the feminine gender, and the singular may include the plural, unless the content clearly indicates the contrary.

8.7 Amendment and Termination

Nothing in this Plan shall be deemed to create any rights of participation of any employee. The CIO may, in his sole discretion, terminate, suspend or amend this Plan at any time or from time to time, in whole or in part, retroactively or prospectively, without any liability to any Participant.

8.8 Relationship to Other Benefits

No payment or prospective payment under this Plan shall be taken into account in determining any benefits under any other pension, retirement, profit sharing or group insurance plan of the Company or any subsidiary of the Company, unless specifically so provided in such other plan. Payments or prospective payments under this Plan shall be in addition to any payments to which the Participant is entitled under the AEGON USA Investment Division Short-Term Incentive Compensation Plan.

EXHIBIT A

2003

AEGON USA Investment Management, LLC Long-Term Incentive Plan

DEFINITIONS

Base Salary	=	Base salary at time of admittance to Plan

LTIC Target %	=	The % of base salary specified as the participation level for the participant by the CIO

Target Award	=	The amount calculated by multiplying base salary by LTIC Target %

Minimum Award	=	The amount calculated by multiplying base salary by (LTIC Target % * .50). Objectives must be met at a minimum level in order to receive the minimum award.

Maximum Award	=	The amount calculated by multiplying base salary by (LTIC Target % * 1.50). This is the maximum award possible.

Performance Factor	=	The factor calculated from evaluating annual STIC objectives with desired end results for the plan year.

Share Price	=	The closing price of AEGON N.V. common stock on the New York Stock Exchange at the close of the first business day of the plan (1/2/03).

Shares	=	Shares of common stock of AEGON N.V.

Award Payment	=	50% of award will be paid in cash; 50% of award will be paid in whole shares

Sample Calculation – Total Award

Base Salary	$100,000
LTIC Target %	20%
Target Award	$20,000
Minimum Award	$10,000
Maximum Award	$30,000
2003 Performance Factor	120.23%
2004 Performance Factor	100.00%
2005 Performance Factor	115.15%
AEGON N.V. common stock
Price at 1/2/2003	$13.73

PF1 + PF2 + PF3        =         120.23% + 100.00% + 115.15%         =         335.38 = 111.79%

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Award Payout Breakdown

($20,000 * 111.79%) * 50% = $11,179 cash

($20,000 * 111.79%) * 50% = $11,179/$13.73 = 814 shares AEGON N.V. common stock